SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

This Report on Form 6-K contains background regarding the execution of the First Supplemental Indenture described below.

Coca-Cola HBC Finance B.V. has issued 5.125% Notes due 2013 and 5.500% Notes due 2015 (the “Outstanding Notes”) pursuant to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York (now known as The Bank of New York Mellon), which are guaranteed by Coca-Cola Hellenic Bottling Company S.A. Coca-Cola HBC AG(1) wishes to provide additional guarantees of the due and punctual payment of the principal and accrued and unpaid interest due under the Outstanding Notes. Therefore, Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and The Bank of New York Mellon, as trustee, have entered into the First Supplemental Indenture to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, and Coca-Cola HBC AG has executed guarantees in respect of the Outstanding Notes.

EXHIBIT INDEX

Exhibit Number	Description
99.1

First Supplemental Indenture, dated as of June 18, 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and The Bank of New York, as trustee, to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York Mellon.

99.2	Guarantee in respect of 5.125% Notes due 2013, dated as of June 18, 2013, by Coca-Cola HBC AG

99.3	Guarantee in respect of 5.500% Notes due 2015, dated as of June 18, 2013, by Coca-Cola HBC AG

(1)  Coca-Cola HBC AG is the successor registrant to Coca-Cola Hellenic Bottling Company S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013	Coca-Cola HBC AG

	By:	/s/ Dimitris Lois
	Name:	Dimitris Lois
	Title:	Chief Executive Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development